Avayla Solutions, LLC

OFFERING STATEMENT



Issuer Name	Avayla Solutions, LLC
Doing Business As	BlazeBite
Offering Amount	$25,000.00 – $50,000.00
Security Type	Convertible Note
Interest Rate	8.00% annually
Conversion Cap*	$10,000,000
Conversion Rate	Unpaid Principal + then-accrued interest due under this Note * 1.2
Maturity Date	Whichever is earlier: (i) 3 years from the Effective Date; or (ii) the date on which Avayla Solutions LLC closes a round of equity financing in which the gross proceeds exceed One Million Five Hundred Thousand Dollars ($1,500,000) excluding conversion of the Note and any other indebtedness.

*Read the Security Agreement for all possible conversion options

COMPANY OVERVIEW

BlazeBite is a mobile ordering solution designed to transform the concessions experience at high-traffic venues such as high schools, minor league stadiums, food trucks, and golf courses. Our platform allows event-goers to order food and beverages directly from their smartphones, eliminating long lines and creating a seamless, efficient process that enhances customer satisfaction. BlazeBite was founded to modernize the concessions industry, enabling fans to enjoy more of the event while waiting less, and allowing venues to operate more profitably and efficiently.

Our business serves two key customer segments: the venues that use BlazeBite to offer convenient mobile ordering to their fans, and the end-users or fans themselves who benefit from an improved event experience. For venues, BlazeBite delivers a streamlined ordering process that increases sales, raises average order size, and reduces the stress and time-intensive demands on staff. With BlazeBite, venues can offer a cashless, modern concession solution that drives both revenue and customer satisfaction, making it a compelling choice for organizations aiming to elevate their service.

End-users—typically fans at sporting events, concert-goers, or families at community gatherings—are also essential customers who enjoy BlazeBite's ease of use and time-saving features. They are drawn to BlazeBite for the convenience of ordering from their seats, paying through secure options like Apple and Google Pay, and receiving real-time order notifications. Our app's simplicity and quick setup make it equally accessible for venues with volunteer-run stands, as well as professional event operators looking to enhance the fan experience.

BlazeBite offers a flexible business model tailored to meet the diverse needs of venues, from schools to larger event spaces. To help venues get started and determine if BlazeBite is the right fit, we offer a no-contract, pay-as-you-go option with a 10% transaction fee per order. This model is ideal for venues looking to test our platform without a long-term commitment. For high-volume venues that expect a larger number of transactions, we provide subscription-based options that offer significant cost savings. Venues can opt into a one-year subscription for a flat monthly fee, providing them with predictable costs and better margins on each transaction. This flexible pricing approach allows BlazeBite to serve a

range of customers, ensuring that venues of any size can benefit from our streamlined, modern concession solution while choosing the model that best supports their goals and operational needs.

Company History

BlazeBite began several years ago when Bryan and I, inspired by a frustrating experience at a restaurant, envisioned a solution to improve ordering efficiency. Initially, we set out to create a "digital waitress" for restaurants, allowing customers to order directly from their phones and reduce the wait time for service. Pre-COVID, we developed a prototype and began testing at a few local restaurants. However, we quickly learned that most patrons preferred interacting with waitstaff rather than using a digital app, and the demand for mobile ordering in restaurants wasn't as strong as we anticipated.

This early experience provided valuable insights and led us to a powerful discovery: people despised waiting in long concession lines at events, where staff interaction was less critical, and speed was the priority. We realized that BlazeBite was ideally suited to serve as a mobile ordering solution for concessions, and when a minor league stadium quickly adopted our app, we knew we had found our niche. Since then, BlazeBite has partnered with various venues, from high schools to minor league stadiums and food trucks, continuously refining our platform based on customer feedback. Today, BlazeBite is a proven solution that reduces wait times, boosts venue sales, and improves the event experience for patrons, driven by our ongoing commitment to innovation and customer satisfaction.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Jeffrey Leahy	Limited Liability Company	51%
Minority Ownership (all less than 20% ownership)	Limited Liability Company	49%

The above is the only ownership outstanding for the company. The ownership interests of a(n) OH Limited Liability Partnership give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Jeffrey Leahy
Title: Chief Executive Officer
Work History: BlazeBite, Croydin Solutions, TT Electronics
Biography: Jeff Leahy is BlazeBite's visionary leader and co-founder, bringing years of entrepreneurial experience and a strong track record of transforming ideas into successful ventures. With a passion for innovation and growth, Jeff drives BlazeBite's strategy to modernize the concessions experience, focusing on partnerships, market expansion, and high-level decision-making. His strategic leadership and business acumen position BlazeBite to become a leader in mobile concessions, empowering venues to deliver seamless, efficient ordering to their customers.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

We have already secured an additional $50,000 in funding through a government grant, and our plan is to use these funds in combination with the $50,000 we aim to raise through Honeycomb. This combined $100,000 will allow us to strategically invest in scaling BlazeBite, focusing on brand awareness, technical expansion, and customer support. Here's how we plan to allocate the full $100,000:

1. Brand Awareness Campaigns – $60,000
Conferences and Trade Shows: Attending key conferences is a priority to introduce BlazeBite to potential clients. By securing booths at state athletic director conferences, as well as events like the Minor League Baseball and Basketball conferences, we can directly showcase BlazeBite's benefits to venue decision-makers across the U.S. Estimated cost: $30,000.

Digital Advertising: A focused ad campaign with Google Ads and SEO will drive online visibility, allowing us to reach venues and schools that are actively searching for mobile ordering solutions. Estimated cost: $15,000.

Marketing Agency Support: To execute an effective brand-building strategy, we'll engage a specialized marketing agency. They will help us enhance our digital and offline presence, positioning BlazeBite as the go-to solution for mobile concessions. Estimated cost: $15,000.

2. Technical Expansion and Support – $40,000
Full-Time Developer Hire: We intend to hire a highly skilled developer who previously interned with BlazeBite and has proven expertise in our platform. Having a dedicated technical resource will ensure that we can rapidly implement new features, maintain system performance, and provide technical support for our growing customer base. Estimated cost for first-year salary: $35,000.

Platform Infrastructure and Tools: With increased usage from new venues, additional resources will be allocated to infrastructure and tools, ensuring BlazeBite's app remains efficient, secure, and scalable. Estimated cost: $5,000.

3. Customer Service and Scaling Support – $20,000
Customer Service Preparations: To accommodate new venues and ensure quality onboarding, we will reserve funds for customer support expansion. This may include hiring part-time support or investing in CRM tools to handle an increased volume of users. Estimated cost: $20,000.

With these combined funds, BlazeBite is positioned to significantly scale our brand presence, strengthen our technical capacity, and prepare for customer service growth. This investment will help us meet the rising demand, supporting our vision to become a trusted mobile ordering solution across more venues and regions.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Marketing and Tradeshows	$37,500.00
Mobile App Enhancements	$12,500.00
Total	$50,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities

commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Security Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$25,000.00	$50,000.00
Less: Intermediary Fee*	- $2,000.00	- $4,000.00
Less: State Notice Filing Fee***	- $200.00	- $200.00
Net Proceeds	$22,800.00	$45,800.00

* 8.0% of total offering amount
** $200 State Notice Filing Fee payable to OH Division of Securities

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Avayla Solutions, LLC and how an investor's transaction and delivery of securities will be completed.

   a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Avayla Solutions, LLC ("Security Agreement") by way of the investor's electronic signature.
   b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.
   c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are convertible notes, which we refer to as "<u>Notes</u>." The Notes are governed by a separate document called a Security Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Security Agreement. However, this is only a summary. Before investing, you should read the Security Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into

a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Security Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the convertible notes or the Security Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are

superior to those of the convertible notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the convertible notes will not have the right to share in the profits of the company or participate in the management of the company.

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding convertible notes. They could also issue other classes of securities with rights superior to those of investors holding convertible notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

   n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the convertible notes.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the convertible notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
     1. *any director or officer of the issuer;*
     2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
     3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
     4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
Chase	$4,654.08	0%	10/22/2024	$ 40.00
PNC	$14,503.35	18.24%	10/22/2024	$ 411.00
Total Balance	$19,157.43			$451.00

FINANCIAL INFORMATION

The financial information has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Balance Sheet

ASSETS	2022	2023	2024*
Cash & Equivalents	2,313	1,574	2,734
Accounts Receivable	-	-	-
Fixed Assets	9,658	3,558	3,558
Other Assets	-	-	-
TOTAL ASSETS	**11,971**	**5,132**	**6,291**
LIABILITIES & EQUITY			
Accounts Payable	-	-	-
ST-Debt Payable	8,627	16,345	16,905
LT-Debt Payable	2,600	2,600	4,600
TOTAL LIABILITIES	**11,227**	**18,945**	**21,505**
Retained Earnings	(20,374)	(35,948)	(50,506)
Net Income	(15,574)	(14,734)	(1,401)
TOTAL OWNER'S EQUITY	**(35,948)**	**(13,813)**	**(15,213)**
TOTAL LIABILITIES & EQUITY	**(24,722)**	**5,132**	**6,291**

Income Statement

INCOME	2022	2023	2024*
Total Revenue	47,753	55,591	34,845
Cost of Goods Sold	47,404	50,333	31,537
GROSS PROFIT	**349**	**5,258**	**3,308**
Operating Expenses	16,207	19,992	4,708
NET INCOME	**(15,858)**	**(14,734)**	**(1,401)**

Statement of Cash Flows

	2022	2023	2024*
NET INCOME (LOSS)	(15,858)	(14,734)	(1,401)
CASH FLOW ACTIVITIES			
Net Cash from Operations	11,660	13,818	560
Net Cash from Investing	-	-	-
Net Cash from Financing	2,600	-	2,000
NET INCREASE (DECREASE) IN CASH	(1,598)	(916)	1,159

* - Through 9/30/2024

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

	Prior Fiscal Year End	Most Recent Year End
Total Assets	11,971	5,132
Cash & Equivalents	2,313	1,574
Accounts Receivable	-	-
Short-Term Debt	8,627	16,345
Long-Term Debt	2,600	2,600
Revenue	47,753	55,591
Cost of Goods Sold	47,404	50,333
Taxes Paid	-	-
Net Income	(15,858)	(14,734)

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a) association with an entity regulated by such commission, authority, agency or officer;
        b) engaging in the business of securities, insurance or banking;
        c) engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – SECURITY AGREEMENT

THIS CONVERTIBLE NOTE AND THE EQUITY INTERESTS ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") NOR UNDER ANY STATE SECURITIES LAW AND MAY NOT BE PLEDGED, SOLD, ASSIGNED, HYPOTHECATED OR OTHERWISE TRANSFERRED UNTIL (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAW OR (2) THE MAKER RECEIVES AN OPINION OF COUNSEL TO THE MAKER OR OTHER COUNSEL TO THE HOLDER OF SUCH NOTE THAT SUCH NOTE AND/OR PREFERRED OR COMMON EQUITY MAY BE PLEDGED, SOLD, ASSIGNED, HYPOTHECATED OR TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.

1. 8% CONVERTIBLE PROMISORY NOTE

Principal Amount: $50,000	**Effective Date**:
	Maturity Date:

1. FOR VALUE RECEIVED, **Avayla Solutions LLC (dba BlazeBite),** a Limited Liability Corporation, duly organized and existing under the laws of Ohio, ("**Maker**"), with its principal offices located at 6279 Hastings Drive, Seven Hills Ohio 44131, hereby promises to pay to **"Purchaser**, the original principal sum set forth above, in one or more Disbursements (as hereinafter defined), in lawful money of the United States, together with all accrued interest thereon, along with the net total of additional Disbursements set forth in **Schedule A** attached hereto, and as more fully set forth in this Convertible Promissory Note (the "**Note**") by Maker for the benefit of "PURCHASER".

1.1 **Basic Terms.** This Note shall bear interest on the unpaid principal balance (as may be increased by capitalized interest as set forth below) at the rate of 8% per annum (computed on the basis of actual days elapsed and a 365-day year). On the last day of each calendar quarter, the accrued interest shall be capitalized and added to the unpaid principal balance of this Note. The entire unpaid principal balance of the Note (including, capitalized interest which shall have been added thereto) plus any accrued and not capitalized interest thereon (the "**Balance**") shall be due and payable on the date (the "**Maturity Date**") which is earlier of: (i) 3 years from the Effective Date; or (ii) the date on which the Maker closes a round of equity financing in which the gross proceeds exceed One Million Five Hundred Thousand Dollars ($1,500,000) excluding conversion of the Note and any other indebtedness (a "**Bona Fide Financing**"). ***Options will be discussed at this time.***

1.2 **Additional Disbursements in Sole Discretion of Maker**. Prior to the Maturity Date, "PURCHASER" may, in its sole and absolute discretion in each and any instance, make one or more Disbursements equal in aggregate to the Principal Amount by providing additional funds (each, a "**Disbursement**" and collectively, the "**Disbursements**") to the Maker under this Note in amounts requested from time to time in writings signed by an officer of the Maker at least three (3) days prior to any potential Disbursement (which request may be

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submitted by hand-delivery, mail, electronic mail or telephonic facsimile machine and which shall contain any supporting information requested by "PURCHASER"). The Maker authorizes "PURCHASER" to make, at the time of any Disbursement under this Note and at the time of receipt of any payment of principal under this Note, an appropriate notation on the grid attached as **Schedule A** to this Note (or a continuation of such grid), reflecting the making of such Disbursement. The outstanding principal balance entered on the grid as of any date by "PURCHASER" shall be prima facie evidence of the actual outstanding principal balance unpaid and owing to "PURCHASER" as of such date, but any error in recording or failure to record any advance or payment or the resulting outstanding principal balance shall not affect the obligation of the Maker hereunder to make the true and correct payments of principal of and interest on this Note when due.

2. **Obligations of the Maker**. .

2.1 **The Project.** Upon receipt of each Disbursement, Maker shall utilize the Note proceeds ("**Note Proceeds**") exclusively in accordance with the terms and conditions of this Note and exclusively in furtherance of the Maker's technologically-based business project (the "**Project**," as further described in **Schedule 2.2**, which is attached hereto and incorporated herein by reference and herein).

2.2 **Matching Funds.** Funds distributed under this Note are expressly conditioned upon Maker investing at least an equal, matching amount of Maker's own funds into the Project (herein called the "**Matching Funds**"). The Project summarized in Schedule 2.2 must utilize a combination of the Note Proceeds and the Matching Funds. For example, if the award is for $25,000 then the Project summarized on Schedule 2.2 should be $50,000, of which 50% is to be funded by the Disbursements. The matching funds must be from sources other than those provided for or participated in by the State of

Ohio. In addition, the Maker must provide an authorized Officer's Certificate in the form set forth on Schedule 2.3 and provide evidence of its possession of matching funds (e.g., a copy of the cancelled check along with a copy of the bank deposit slip demonstrating Maker's current possession of such funds) in such form as requested by the Innovation Fund.

2.3 **Matching Funds.** Maker shall at all times utilize equal proportions of its own Matching Funds and Note Proceeds. For example, if a certain expenditure related to the Project has a cost of One Thousand Dollars ($1,000.00), Maker must utilize Five Hundred Dollars ($500.00) of the Matching Funds and Five Hundred Dollars ($500.00) of the Note Proceeds to fund this specific component of the Project.

2.4 **Reporting.** Within thirty (30) calendar days of the completion of every calendar quarter during the Term and as may be periodically requested by "PURCHASER", Maker shall provide detailed written reports to "PURCHASER" which shall include:

(a) **Semi-Annual Financial Reports** – aligned with ESP Survey consisting of:

(i) an unaudited balance sheet and unaudited statements of operations, cash flows and equity holders' equity, showing the financial condition of the Maker and its subsidiaries for such quarter depicting the overall financial viability of Maker; and

(ii)   an accounting of how the Note Proceeds disbursed to Maker and Matching Funds have been utilized in furtherance of the Project;

(iii)   Maker's spending plan for the remaining Note Proceeds that have not yet been disbursed; and

(v)   concurrently with each set of financial statements delivered pursuant to clause (a) of this Section 2.5, a "no default" certificate signed by the Chief Financial Officer of the Maker; and

(b)   **Other Financial Reports** - consisting of:

(i)   such financial information as the "PURCHASER" might reasonably need for its own operational and reporting requirements within thirty (30) days of such request by "PURCHASER"; and

(ii)   if requested by "PURCHASER", as soon as available and in any event within ninety (90) days after the end of each fiscal year of the Maker, an unaudited balance sheet and unaudited statements of operations, cash flows and equity holders' equity, showing the financial condition of the Maker and its subsidiaries for such fiscal year; and

(c)   **Progress Reports** - including: (i) an indication as to the percentage of completion of the Project; (ii) an estimated completion date; (iii) any and all requested modifications to the Project; (iv) a brief narrative statement describing the enhanced educational opportunities that were afforded by Maker during the past calendar quarter; and (v) a brief narrative statement describing the progress of Maker's overall business activities. Notwithstanding any contrary provision herein,

2.5   **Failure to report.** If Maker fails to provide on a timely basis the written report to "PURCHASER" (as mandated in Section 2.5 above), "PURCHASER" may (at is sole discretion) suspend all further Disbursement requested by Maker.

2.6   **Enhanced Educational Opportunities.** While conducting the Project, Maker acknowledges and agrees that it shall provide certain enhanced educational opportunities for students, faculty and staff of "PURCHASER" and its partners and collaborators (as is further described in the Project). "PURCHASER" has the right to withhold ten percent (10%) of the Note Proceeds pending the Makers completion of the Enhanced Educational Opportunity as described in the Project. The Maker agrees to meet the minimum requirements as outlined in the Entrepreneurship Experiential Education Guidelines for Innovation Fund Award Winners which can be found on "PURCHASER" website.

2.7   **Notice.** If, for any reason, Maker ceases the Project, Maker shall immediately provide written notice of this fact to "PURCHASER".

2.8   **Ordinary Care.** Maker shall exercise ordinary business care and prudence under the facts and circumstances prevailing at the time when utilizing the Note Proceeds and the Matching Funds in furtherance of the Project.

2.9 **Project Operations.** During the term of this Note and for a period of three years following the Maturity Date, Maker agrees to maintain its primary business operations necessary to complete the Project within the state of Ohio, or otherwise repay the entire unpaid Balance within sixty (60) days of its failing to conform with this requirement.

2.10 **Event of Default.** Maker's failure to abide by the terms of this Section 2 shall be considered an Event of Default (as hereinafter defined).

3. Representations and Warranties of the Maker.

3.1 **Organization and Standing.** The Maker: **(i)** is duly organized, validly existing and in good standing under the laws of the state of Ohio; **(ii)** has all requisite power and authority and all necessary licenses and permits to own and operate its properties and to carry on its business as now conducted and as presently proposed to be conducted; and **(iii)** is duly licensed or qualified and is in good standing as a foreign corporation in each jurisdiction wherein the nature of the business transacted by it or the nature of the property owned or leased by it makes such licensing or qualification necessary.

3.2 **Authorization.** Maker has all requisite power and authority to execute, deliver and perform this Note and to carry out and consummate the transactions contemplated hereby. The execution, delivery and performance of this Note by Maker have been duly authorized by all requisite corporate action, and this Note has been duly executed and delivered by Maker and constitutes the valid and binding obligation of Maker, enforceable against Maker in accordance with its terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization or similar laws affecting generally the enforcement of creditors' rights and the relief of debtors.

3.3 **No Conflict with Law or Documents.** The execution, delivery and performance of this Note by Maker will not violate any provision of law, any rule or regulation of any governmental authority, or any judgment, decree or order of any court binding on Maker, and will not conflict with or result in any breach of any of the unwaived terms, conditions or provisions or constitute a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties, assets or outstanding equity securities ("**Equity**") of Maker under its organizational and/or charter documents or any indenture, mortgage, lease, agreement or other instrument to which Maker is a party or by which it or any of its properties is bound or affected.

3.4 **Private Offering.** Neither Maker nor anyone acting on behalf of Maker has engaged in any general advertising or solicitation in contravention of the Securities Act of 1933, as amended (the "**Securities Act**") or the rules promulgated pursuant thereto for the offer and sale of this Note. The offer, sale, issuance and delivery of this Note are exempt from registration under the Securities Act and all action required to be taken prior to the offer or sale of this Note has been taken under applicable state securities laws.

3.5 **Subsidiaries.** Maker has no subsidiaries and does not own any interest, directly or indirectly, in any other corporation.

3.6 **Compliance with Laws.** Maker is: (i) in compliance with all laws, ordinances, and rules and regulations of governmental authorities applicable to or materially affecting it, its properties or its business; and (ii) has not received notice of any claimed violation or default with respect to any of the foregoing.

3.7 **Agreements Affecting Equity Securities.** Except as set forth on Schedule 3.7, there are no agreements, arrangements, or understandings, written or oral, relating to the issuance of any additional Equity, nor are there any similar agreements, arrangements or understandings between Maker and any holder of any of its equity securities, or among any holders of its equity securities, relating to the acquisition, disposition or voting of any securities of the Maker. Maker, has provided "PURCHASER" with a schedule of all outstanding options, warrants and convertible securities, if any, as well as a separate schedule of any proposed grants under its stock option plan.

3.8 **No Defaults.** Maker is not: (i) in default under any material lease, employment contract, loan agreement, or other instrument, agreement or contract to which Maker is a party or by which any of Maker's assets or properties are bound or affected; (ii) in violation of its organizational and/or charter documents or any applicable law or governmental regulation; or (iii) in default with respect to any order, writ, injunction or decree of any court or governmental agency binding on Maker and no event has occurred which with notice or lapse of time, or both, would create such a default or violation.

3.9 **Financial Statements.** The unaudited balance sheet of the Maker as of the semiannually calendar ending immediately before the Effective Date (the "**Balance Sheet Date**"), and the unaudited statements of income for the fiscal period then ended, have been prepared in accordance with generally accepted accounting principles, consistently applied except as therein noted, are correct and complete and present fairly the financial position of the Maker as of such dates and the results of its operations and cash flows for such periods.

3.10 **Recent Events.** Since the Balance Sheet Date there has been no change in the condition, financial or otherwise, of the Maker as shown on the balance sheet as of such date except changes in the ordinary course of business, none of which individually or in the aggregate has been materially adverse.

3.11 **Disclosure.** The financial statements referred to above do not, nor does any written statement of the Maker provided to "PURCHASER" pursuant to which this Note was originally offered contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained herein not misleading.

3.12 **Litigation.** There are no proceedings pending or, to the knowledge of the Maker, threatened against or affecting the Maker in any court or before any governmental authority or arbitration board or tribunal which involve the possibility of materially and adversely affecting the properties, business, prospects, profits or condition (financial or otherwise) of the Maker. The Maker is not in default with respect to any order of any court or governmental authority or arbitration board or tribunal.

3.13 **Title.** The Maker has good and marketable title in fee simple (or its equivalent under applicable law) to all the real property and has good title to all the other property it purports to own, including that reflected in the most recent balance sheet referred to above except as sold or otherwise disposed of in the ordinary course of business and except for liens disclosed in notes to the financial statements referred to above.

3.14 **No Defaults.** No default or Event of Default as defined in Section 4 hereof has occurred and is continuing. The Maker is not in default in the payment of principal or interest on any indebtedness for borrowed money and is not in default under any instrument or instruments or agreements under and subject to which any indebtedness for borrowed money has been issued and no event has occurred and is continuing under the provision of any such instrument or agreement which with the lapse of time or the giving of notice, or both, would constitute an Event of Default hereunder.

3.15 **Consents, Approvals.** No approval, consent or withholding of objection on the part of any United States regulatory body, state, Federal or local, is necessary in connection with the execution and delivery by the Maker of this Note or the compliance by the Maker with any of the provisions of this Note.

3.16 **Taxes.** All tax returns required to be filed by the Maker in any jurisdiction have, in fact, been filed, and all taxes, assessments, fees and other governmental charges upon the Maker or upon any of its properties, income or franchises, which are shown to be due and payable in such returns have been paid. No material controversy in respect of additional income taxes due is pending or, to the knowledge of the Maker, threatened. The provisions for taxes on the books of the Maker are adequate for all open years, and for its current fiscal period.

3.17 **Intellectual Property.** Schedule 3.17 hereto sets forth a true and complete list of all trademarks, trademark applications, certification marks, trade names, copyrights, patents, patent applications and product composition formulae used by the Maker in its businesses (collectively "**Intellectual Property**"). Except as described on Schedule 3.17, the Intellectual Property is sufficient in all respects to conduct Maker's business as it is now conducted and the Maker is not required to pay any royalty, license fee or similar type of compensation in

connection with the conduct of its business as it is now or heretofore has been conducted. Except as described on Schedule 3.17, the operations of the Maker are not known to infringe, and no one has asserted that such operations do infringe, on the patents, patent applications, trademarks, certifications marks, trade names, trade secrets or other intellectual property rights of anyone.

3.18   **No ERISA Plans.** Maker does not have any plans that are governed by the Employee Retirement Income Security Act ("**ERISA**").

3.19   **No Investor Consent.** No consent, approval, or notification is required from any lender to, or investor in, Maker in connection with transactions contemplated hereby.

4.   Events of Default.

It shall be an Event of Default with respect to this Note upon the occurrence and continuation uncured of any of the following events:

4.1   **This Note.**

(a)   a default in the payment of the principal or interest on this Note, when and as the same shall become due and payable, either by the terms hereof or upon redemption or otherwise and said default continues uncured for a period of thirty (30) days; or

(b)   default in the performance, or breach, of any covenant of the Maker in this Note (other than a covenant or default which is elsewhere herein specifically dealt with as an Event of Default), and continuance of such default or breach uncured for a period of thirty (30) days; or

4.2   **Other Indebtedness.** Default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Maker (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including any indebtedness or obligation for which recourse is limited to property purchased) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Maker (including such leases but not including such indebtedness or obligation for which recourse is limited to property purchased), whether such indebtedness now exists or shall hereafter be created, if the effect of such default is to cause such indebtedness to become or be declared due and payable prior to the date on which it would otherwise have become due and payable and such default results in an acceleration or a principal amount of such indebtedness which, together with the principal amount of such other indebtedness so accelerated, aggregates an outstanding amount exceeding $50,000 without such indebtedness being

discharged or such acceleration being rescinded, cured or annulled within a period of sixty (60) days; or

4.3   **Entry of Judgment.** The entry of a judgment for the payment of money shall have been entered against the Maker, which judgment exceeds $50,000, and such judgment shall have remained unstayed and undischarged for a period of thirty consecutive days or a writ or warrant of attachment, garnishment, execution, distraint or similar process exceeding $100,000 shall have been issued against the Maker or any of its properties and shall have remained undischarged and unstayed for a period of thirty consecutive days; or

4.4   **Voluntary Bankruptcy Petition.** The commencement by the Maker of a voluntary case under federal bankruptcy law, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, or other similar law, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under federal bankruptcy law or any other applicable federal or state law, or the consent by it to the filing of such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or similar official of the Maker or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing if its inability to pay its debts generally as they become due, or the taking of corporate action by the Maker in furtherance of any such action; or

4.5   **Involuntary Bankruptcy Petition.** There shall be commenced against the Maker any proceeding relating to the Maker under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, receivership, dissolution, or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, and any such proceeding shall remain undismissed for a period of 30 days or the Maker by any act indicates its consent to, approval of, or acquiescence in, any such proceeding; or a receiver or trustee shall be appointed for the Maker or for all or a substantial part of the property of the Maker and any such receivership or trusteeship shall remain undischarged for a period of 30 days or a warrant of attachment, execution, or similar process shall be issued against any substantial part of the property of the Maker and the same shall not be dismissed or bonded within 30 days after levy; or

4.6   **Breach of Warranty.** If any representation or warranty made by the Maker herein is untrue in any material respect as of the date hereof; or

4.7   **Breach of Covenants.** The Maker shall: (i) remain in material breach of any of the covenants and agreements contained in Section 5.1 and such breach shall remain uncured for twenty (20) days after the Maker received written notice of same; or (ii) the Maker shall breach any of the covenants and agreements contained in Section 5.2, without any opportunity to cure, then, and in any such event, the holder of this Note may by written notice to the Maker declare the entire unpaid principal amount of the Note outstanding together with accrued interest thereon due

and payable, and the same shall forthwith become due and payable without presentment, demand, protest, or other notice of any kind, all of which are expressly waived.

4.8 **Breach by Maker.** In addition to the terms set forth in this Section 4, should "PURCHASER" reasonably determine that Maker has materially breached or violated any term or condition of this Note, it may (at is sole discretion): (i) suspend any further Disbursement requested by Maker; or (ii) if the breach or violation is of such a nature that the breach or violation jeopardizes "PURCHASER"'s tax-exempt status, constitutes criminal conduct or negatively impacts "PURCHASER"'s or "PURCHASER"'s reputation and/or image in the community, at the discretion of "PURCHASER", "PURCHASER" may declare this Note immediately due and payable and any conversion of the outstanding Balance to the Equity of Maker set forth in this Note shall be made, if at all, at Maker's sole discretion.

5. **Principal Obligation; Covenants**. No provision of this Note shall alter or impair the obligation of the Maker, which is absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective time, at the rates, and in the currency herein prescribed.

5.1 Affirmative Covenants. The Maker covenants and agrees that, while this Note is outstanding, it shall:

(a) pay and discharge when due, before the same become delinquent and before penalties accrue thereon, all taxes, assessments and governmental charges upon or against it or any of its properties, and all its other material liabilities at any time existing, except to the extent and so long as: (i) the same are being contested in good faith and by appropriate proceedings in such manner as not to cause any materially adverse effect upon the financial condition of Maker and its subsidiaries, if any, taken as a whole or the loss of any right of redemption from any sale thereunder; and (ii) it shall have set aside on its books reserves segregated to the extent required by acceptable general business accounting and in amounts deemed adequate by general business accounting practices; and pay all governmental charges or taxes at any time payable or ruled to be payable in respect of any existing or hereafter enacted federal or state statute, and indemnify and hold each holder harmless against liability in connection with any such charges or taxes;

(b) maintain a standard and modern system of accounting and present its financial statements in accordance with GAAP applied on a consistent basis; permit the representatives of the holder, as long as it holds this Note or any securities acquired upon Conversion of this Note, to have access to and to examine its or properties, books and records at all reasonable times;

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(c) keep its properties insured with responsible insurers against such risks and in such amounts as are customarily insured against by similar persons owning and operating similar properties and the Maker shall furnish to the holder of this Note, upon written request, full information as to the insurance maintained by the Maker;

(d) permit representatives of the holder of this Note to examine and make extracts from the financial books and records of the Maker during normal business hours;

(e) maintain and preserve its corporate existence and all material rights, franchises and other authority necessary for the conduct of its business; maintain its properties, equipment and facilities in good order and repair and conduct its business in an orderly manner without voluntary interruption and continue in the same business as is presently conducted by the Maker;

(f) promptly notify the holder of this Note of: (i) the occurrence of any event of default under this Note; and (ii) any action, suit or proceeding at law or in equity or by or before any governmental instrumentality or other agency which, if adversely determined, could materially impair the right of the Maker to carry on business substantially as presently conducted or could materially adversely affect its business, operations, properties, assets or condition, financial or otherwise; and (iii) any development in its business or affairs which may be materially adverse to the Maker, disclosing the nature thereof; and

(g) comply in all material respects with all statutes, laws, ordinances, orders, judgments, decrees, injunctions, rules, regulations, permits, licenses, authorizations and requirements of all governmental bodies, departments, commissions, boards, companies or associations insuring the premises, courts, authorities, officials, or officers, which are or may be applicable to the Maker or its properties; provided that nothing contained herein shall prevent the Maker from contesting the validity or the application of any Requirements; and

(h) promptly notify the holder of this Note in writing of the occurrence of an event or a series of events resulting in a material adverse change in the financial or other operating condition of the Maker; with advance notification to Innovation Fund America.

       5.2   **Negative Covenants.** The Maker covenants and agrees that while this Note is outstanding it will not directly or indirectly, without the written consent of "PURCHASER":

(a) except in the context of a Bona Fide Financing, issue or sell any Equity of, or cause or permit any of its Subsidiaries (as hereinafter defined) to issue or sell any Equity of, any class or series of Equity of the Maker or such Subsidiary, or any securities convertible into, or exercisable or exchangeable for, any Equity of any class or series of the Maker or such Subsidiary, other than: (i) employee equity options or restricted equity issued pursuant to a equity incentive plan approved in writing by "PURCHASER" (an "**Approved Plan**"); (ii) Equity issued upon exercise of employee equity options granted pursuant to an Approved Plan; (iii) Equity issuable upon conversion of this Note. As used herein, "Subsidiary" means any corporation, partnership or other entity of which securities or other ownership interests having ordinary

voting power to elect a majority of the Board are at the relevant time directly or indirectly owned by the Maker; or effect any reclassification of securities (including any reverse equity split), or

recapitalization of the Maker; or (iv) as otherwise reflected in **Schedule B**, which shall be updated by Maker within thirty (30) days of any material change to the capitalization structure of Maker.

(b) declare, set aside or pay any dividend or other distribution, or cause or permit any Subsidiary to declare, set aside or pay any dividend or other distribution, on any Equity of any class or series of the Maker or such Subsidiary (other than in the case of any such Subsidiary, any dividends or distributions to the Maker or a wholly owned Subsidiary thereof);

(c) except as set forth in Schedule B or as otherwise set forth in an annual budget duly approved by its directors or managers (as the case may be), create, incur, assume or suffer to exist any Debt, or cause or permit any Subsidiary to incur, assume or suffer to exist any Debt, in each case in excess of $100,000. "Debt" means at any date, without duplication: (i) all indebtedness for borrowed money (whether or not the recourse of "PURCHASER" is to the whole of the assets or only to a portion thereof); (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto); (iv) all obligations to pay the deferred and unpaid purchase price of property or services; (v) all capital lease obligations; (vi) all Debt secured by a lien on any asset, whether or not such Debt is assumed in excess of $100,000 per any such lien or in excess of $1,000,000 in the aggregate of all such liens; and (vii) all Debt of others guaranteed by the Maker or any Subsidiary. Debt does not include unsecured trade payables incurred by the Maker in purchasing assets used in the ordinary course of business;

(d) purchase, redeem, retire or otherwise acquire, or set aside any assets or deposit any funds for the purchase, redemption, retirement or other acquisition of, any Equity of any class or series of the Maker or any securities convertible into, or exercisable or exchangeable for, any Equity of any class or series of the Maker;

(e) purchase or otherwise acquire, or cause or permit any Subsidiary to purchase or otherwise acquire in one transaction or a series of related transactions (other than purchases of inventory or services in the ordinary course of business), any business or assets from a third party, whether through equity or asset purchase or otherwise;

(f) sell, lease, assign or otherwise transfer or dispose of, or cause or permit any Subsidiary to sell, lease, assign or otherwise transfer or dispose of, in one transaction or a series of related transactions (other than sales of inventory or services in the ordinary course of business), any business or assets to a third party, whether through equity or asset sale or otherwise;

(g) enter into any agreement, or adopt any resolution, or cause or permit any Subsidiary to enter into any agreement or adopt any resolution, with respect to any dissolution, liquidation or reorganization of the Maker or any of its Subsidiaries;

(h) amend, modify, alter or repeal its Articles of Incorporation or By-Laws or other similar charter documents in any respect whatsoever;

(i) guarantee any third-party obligation or any Debt of any person (other than an obligation of a Subsidiary of the Maker permitted to be incurred hereunder);

(j) engage in any course of conduct which would impair the value of the Intellectual Property of the Maker; or

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(k) amend or modify on behalf of the Maker the terms, provisions or conditions of this Note or extend the term of this Note.

6. CONVERSION.

6.1 Automatic Conversion.

6.1.1 Bona Fide Financing. Upon the closing of a Bona Fide Financing, the Balance (the "**Conversion Amount**") shall be converted into the Equity securities of the Maker (the "**Next Round Securities")** issued by the Maker in its first Bona Fide Financing (the "**Automatic Conversion**"). The conversion price per unit (the "**Conversion Price**") shall be the lesser of: (i) the price at which the Next Round Securities are issued to such third-party investor; or (ii) a conversion cap equal to the quotient of ten million dollars ($10,000,000), divided by the aggregate number of the fully diluted outstanding shares of all classes of the Maker's outstanding Equity, including full conversion or exercise of all convertible and exercisable securities, the Note on an as converted basis and any granted and ungranted stock options including any options authorized but unissued under a Maker stock option plan. The number of Equity interests of Next Round Securities to be issued shall be the Conversion Amount <u>multiplied</u> by 1.2 and then divided by the Conversion Price; expressed as a formula as follows: (Unpaid Principal + the then-accrued interest due under this Note) * 1.2

6.2   Optional Conversion. If no event requiring an Automatic Conversion occurs by the Maturity Date, "PURCHASER" shall have the option to convert all of the Balance (the "**Optional Conversion Amount**") into a number of Common Equity of the Maker, equal to the Optional Conversion Amount divided by a pre-money valuation of four million dollars ($4,000,000) ("**FMV**"); expressed as a formula as follows.

(Unpaid Principal + the then-accrued interest due under this Note) / FMV

6.3   Conversion Procedure.

6.3.1 Upon Automatic Conversion and Optional Conversion (collectively "**Conversion**"), "PURCHASER" shall surrender this Note, duly executed (together with the Note, the "**Conversion Notice**"), to the Maker at its address specified in the first paragraph of this Note. In the event of an Automatic Conversion, "PURCHASER" shall also deliver a document or instrument agreeing to be bound by the terms of documents and instruments, such as an Operating Agreement, which all purchasers of Next Round Securities are required to sign. Conversion shall be deemed to have been effected on the date (the "**Conversion Date**") when such Conversion Notice is actually sent by "PURCHASER". Promptly thereafter, the Maker shall issue and deliver to "PURCHASER":

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(i) **A New Note upon Partial Conversion**: in the case of a partial Optional Conversion, a new note representing the difference, if any, as of the Conversion Date, between (A) the Optional Conversion Amount, and (B) the Balance; and

(ii) **Evidence of Equity Interests**: in the case of an Automatic Conversion or Optional Conversion, a certificate, certificates or other evidence representing a number of Equity interests of Next Round Securities or Common Equity, as applicable, equal to the number of Equity interests purchased upon such Conversion by "PURCHASER", rounded down to the nearest whole number.

"PURCHASER" shall be deemed to have become a beneficial holder of any such Equity issued pursuant to this Section 6.3.1 on the Conversion Date and shall be deemed to have become a holder of record of such Equity on the next succeeding day on which the transfer books are open.

6.3.2 The Maker covenants that all securities issuable upon Conversion, including the Common Equity into which the Next Round Securities may be converted shall be duly authorized, validly issued, fully paid and non-assessable and free of all taxes, liens and charges caused or created by the Maker with respect to the issuance thereof.

7. **Transfer to comply with the securities act of 1933.**

   7.1 "PURCHASER", by its acceptance of this Note, agrees that: (i) no public distribution of Notes or equity interests issued hereunder ("**Conversion Equity**") will be made in violation of the Securities Act; and (ii) during such period as the delivery of a prospectus with respect to the Conversion Equity may be required by the Securities Act, no public distribution of the Conversion Equity will be made in a manner or on terms different from those set forth in, or without delivery of, a prospectus then meeting the requirements of the Securities Act and in compliance with applicable state securities laws. "PURCHASER" hereof further agrees that if any distribution of any Conversion Equity is proposed to be made by it otherwise than by delivery of a prospectus meeting the requirements of the Securities Act, such action shall be taken only after submission to the Maker of an opinion of counsel to the effect that the proposed distribution will not be in violation of the Securities Act or of applicable state law.

   7.2 Each certificate, if any, for Conversion Equity issued upon Conversion of this Note shall bear a legend relating to the non-registered status of such Conversion Equity under the Securities Act, unless at the time of conversion of this Note such Conversion Equity are subject to a currently effective registration statement under the Securities Act.

8. **Senior Subordinated Debt.** The Maker covenants and agrees that the payment of the principal of and interest on this Note is a senior subordinated obligation of Maker and will be subordinate and junior to all of Maker's current Indebtedness which Maker designates as senior.

"Indebtedness" means, as of the Effective Date:(a) any liability of the Maker: (i) for borrowed money; or (ii) evidenced by a note, debenture, bond or other instrument of indebtedness (including, without limitation, a purchase money obligation), given in connection with the acquisition of property, assets or services; or (iii) for the payment of rent or other amounts relating to capitalized lease obligations; (b) any liability of others described in the preceding clause: (a) which the Maker has guaranteed or which is otherwise its legal liability; and (c) any modification, renewal, extension, replacement or refunding of any such liability described in the preceding clauses (a) and (b), provided, <u>however</u>, that in no event

shall the aggregate principal amount of senior Indebtedness exceed $500,000. By acceptance of this Note, "PURCHASER" agrees to execute and deliver such documents as may be reasonably requested from time to time by the Maker or "PURCHASER" of any senior Indebtedness in order to implement the foregoing provisions of this paragraph.

9. **Costs of Collection.** In case this Note should be placed in the hands of an attorney to institute legal proceedings to recover any amount due hereunder, or to protect the interests of "PURCHASER" in the event of any default by Maker hereunder, or in case the same should be placed in the hands of an attorney for collection, compromise, or other action in the event of any default by Maker hereunder, the Maker binds itself to pay all reasonable costs of collection and litigation together with the reasonable fees of the attorney who may be employed for that purpose. Written notice of "PURCHASER"'s intent to enforce this provision shall be mailed by certified mail to the Maker at the address above or at such other address as the Maker may designate to "PURCHASER" in writing.

10. **Place of Execution and Venue of Legal Action**. This Note is being executed in Ohio and shall constitute doing business in Ohio by the Maker. The venue of any legal action pursuant to this Note shall be in Cuyahoga County, Ohio. The Maker and "PURCHASER" irrevocably submit to the jurisdiction of the federal and state courts located in Cuyahoga County, Cleveland, Ohio and waive any objection which Maker or "PURCHASER" may now or hereafter have to venue or jurisdiction.

11. **Acceleration**. It is understood and agreed that upon the occurrence, after the expiration of the applicable cure period with respect to nonmonetary defaults and to monetary defaults, following the receipt by the Maker of written notice from "PURCHASER", of a default in the payment of any installment of principal or interest, or any part thereof, when due, "PURCHASER", at its election may accelerate the unpaid Balance of the Principal Amount and all accrued interest due under this Note and declare the same payable at once without further notice or demand.

12. **Governing Law**. This Note shall be governed by and construed in accordance with the laws of the State of Ohio, without giving effect to any principles governing the conflict of laws.

13. **Waiver of Protest, Extensions and Renewals**. The Maker of this Note does hereby waive presentation of payment, notice of non-payment, protest, and notice of protest, and does hereby agree to all extensions and renewals of this Note, without notice.

14. **Waiver and Estoppel**. No delay or omission on the part of "PURCHASER" to exercise any right hereunder shall operate as a waiver of such right or any other right in this Note. A waiver on any one occasion shall not be construed as a bar to, waiver of or estoppel of any right or remedy on any future occasion.

15. **Use of Proceeds.** The proceeds of the Note shall be used to fund the Project, as mutually agreed to by Maker and "PURCHASER".

Warrant of Attorney. The undersigned authorizes any attorney at law to appear in any Court of Record in the State of Ohio or in any other state or territory of the United States after the above indebtedness becomes due, whether by acceleration or otherwise, to waive the issuing and service of process, and to confess judgment against the undersigned in favor of the "PURCHASER" for the amount then appearing due together with costs of suit, and thereupon to waive all error and all rights of appeal and stays of execution. The attorney at law authorized hereby to appear for the undersigned may be an attorney at law representing "PURCHASER", and the undersigned hereby expressly waives any conflict of interest that may exist by virtue of such representation. The undersigned also agrees that the attorney acting for the undersigned as set forth in this section may be compensated by "PURCHASER" for such services.

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EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

[sig|req|1]

_____

Jeffrey Leahy

Avayla Solutions, LLC